

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Jun Pei
Chief Executive Officer
Cepton, Inc.
399 West Trimble Road
San Jose, California 95131

> **Re: Cepton, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2022**
> **File No. 333-262668**

Dear Dr. Pei:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ryan Coombs